Exhibit 99.1

XUNLEI Announces Change of Management

Shenzhen, China, May 18, 2018 (GLOBE NEWSWIRE) – Xunlei Limited (“Xunlei”) (Nasdaq: XNET), an industry leading cloud-based bandwidth acceleration technology company in China, announced today that Mr. Peng Huang will resign from his role as the Company’s Chief Operating Officer for personal reasons. The resignation will be effective on May 31, 2018. Following his resignation, Mr. Huang will continue to support the Company and serve as its strategy consultant.

“I would like to thank Mr. Peng Huang for his contributions to the Company with his professionalism and outstanding technical expertise and wish him well and continued success in his future endeavor,” said Mr. Lei Chen, Chief Executive Officer of Xunlei.

About Xunlei

Xunlei Limited (“Xunlei”) is a leading cloud-based acceleration technology company in China. Xunlei operates a powerful internet platform in China based on cloud computing to provide users with quick and easy access to digital media content through its core products and services, Xunlei Accelerator and the cloud acceleration subscription services. Xunlei is increasingly extending into mobile devices in part through potentially pre-installed acceleration products in mobile phones. Benefitting from the large user base accumulated by Xunlei Accelerator, Xunlei has further developed various value-added services to meet a fuller spectrum of its users' digital media content access and consumption needs.

Contact:

Investor Relations

Xunlei Limited

Email: ir@xunlei.com

Tel: +86 755 8633 8443

Website: http://ir.xunlei.com